Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Acquisition Corp. IV

Subject Company: Hennessy Capital Acquisition Corp. IV

SEC File No.: 333-248923

On December 18, 2020, Hennessy Capital Acquisition Corp. IV issued the following press release.

HENNESSY CAPITAL ACQUISITION CORP IV ANNOUNCES OVERWHELMING SUPPORT FOR ITS ANNOUNCED BUSINESS COMBINATION WITH CANOO; CASH PROCEEDS TO EXCEED $625 MILLION FOLLOWING TRANSACTION CLOSING

- Over $625 million of proceeds raised in the transaction will support the production and launch of electric vehicles (EV) featuring Canoo’s advanced EV platform technology -

- 99.97% of Public Shareholders Elected to retain GOEV stock -

- Shareholders Are Reminded to Vote in Favor of the Business Combination -

New York, NY (December 18, 2020) – Hennessy Capital Acquisition Corp. IV (NASDAQ: HCAC, HCACW, HCACU) (“HCAC”) today announced that, as of the deadline for redemption elections in connection with the pending business combination (the “Business Combination”) with Canoo Holdings Ltd. (“Canoo”), over 99.97% (or approximately $306 million) of funds will remain in HCAC’s trust account as of closing. As a result, over $625 million of proceeds will be available upon the closing of the Business Combination.

Tony Aquila, Executive Chairman of Canoo commented, “We are grateful to investors for supporting our vision. With more than $625 million available to us upon close of the transaction, we have adequate resources to execute our go-to-market strategy. We will bring consumers and businesses what they need to enjoy the full benefits of our multi-purpose EV platform.”

Daniel J. Hennessy, Chairman and Chief Executive Officer of HCAC added, “This transaction has enabled Canoo to accelerate key initiatives, including its B2B (business to business) multi-purpose delivery vehicle which it revealed yesterday. This important B2B vehicle targets a huge addressable market and represents a compelling opportunity for investors in this category.”

HCAC’s stockholders of record at the close of business on October 27, 2020 (the “Record Date”) are entitled to vote the shares of common stock of HCAC owned by them at the special meeting of HCAC stockholders on December 21, 2020 (the “Special Meeting”) to approve the Business Combination. In connection with the Business Combination, HCAC filed its registration statement on Form S-4 (File No. 333-248923) (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which includes the definitive proxy statement/prospectus. The Registration Statement was declared effective by the SEC on December 4, 2020, and the definitive proxy statement/prospectus and proxy card were mailed shortly thereafter to HCAC’s stockholders of record as of the Record Date. If any of HCAC’s stockholders have not received the Proxy Statement, such stockholder should confirm their proxy’s status with their broker, or call HCAC’s proxy solicitor, Morrow Sodali LLC, at (800) 662-5200 for help (banks and brokers can call collect at (203) 658-9400).

The Business Combination is expected to close as soon as practicable after the Special Meeting, subject to the satisfaction of the applicable closing conditions. Upon the closing of the Business Combination, the combined company will be renamed “Canoo Inc.” and its common stock and warrants will trade on The Nasdaq Global Select Market (“Nasdaq”) under the ticker symbols “GOEV” and “GOEVW,” respectively.

About Hennessy Capital Acquisition Corp. IV

Hennessy Capital Acquisition Corp. IV is a special purpose acquisition company (or SPAC) which raised $300 million in its IPO in March 2019 and is listed on the Nasdaq Stock Market (NASDAQ: HCAC, HCACU, HCACW). HCAC was founded by Daniel J. Hennessy to pursue an initial business combination, with a specific focus on businesses in the industrial, technology and infrastructure sectors. For more information, please visit www.hennessycapllc.com.

About Canoo

Canoo is a Los Angeles-based company that has developed breakthrough electric vehicles that are reinventing the automotive landscape with bold innovations in design, pioneering technologies, and a unique business model that defies traditional ownership to put customers first. Distinguished by its experienced team – totaling over 350 employees from leading technology and automotive companies – Canoo has designed a modular platform purpose-built to deliver maximum vehicle interior space and adaptable to support a wide range of vehicle applications for consumers and businesses.

For more information, please visit www.canoo.com.

For Canoo press materials, including photos, please visit press.canoo.com.

For investors, please visit investors.canoo.com.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the Business Combination, HCAC filed the Registration Statement with the SEC, which includes the definitive proxy statement to be distributed to holders of HCAC’s common stock in connection with HCAC’s solicitation of proxies for the vote by HCAC’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement and a prospectus relating to the offer of the securities to be issued to the equity holders of Canoo in connection with the Business Combination. The Registration Statement was declared effective by the SEC on December 4, 2020 and the definitive proxy statement/prospectus and other relevant documents have been mailed to HCAC’s stockholders as of the Record Date. HCAC’s stockholders and other interested persons are advised to read the definitive proxy statement / prospectus, in connection with HCAC’s solicitation of proxies for the Special Meeting to be held to approve, among other things, the Business Combination, because these documents contain important information about HCAC, Canoo and the Business Combination. Stockholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by HCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Nicholas A. Petruska, Executive Vice President, Chief Financial Officer, 3415 N. Pines Way, Suite 204, Wilson, Wyoming 83014 or by telephone at (307) 201-1903.

Participants in the Solicitation

HCAC, Canoo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from HCAC’s stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of HCAC’s stockholders in connection with the Business Combination, including a description of their direct and indirect interests, is set forth in the Registration Statement filed with the SEC. You can find more information about HCAC’s directors and executive officers in the Registration Statement. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, ability to accelerate Canoo’s go-to-market strategy and capitalize on commercial opportunities, potential benefits of the transaction and the potential success of Canoo’s go-to-market strategy, and expectations related to the terms and timing of completing the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Canoo’s and HCAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Canoo and HCAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the stockholders of HCAC or Canoo is not obtained; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to Canoo; risks related to the rollout of Canoo’s business and the timing of expected business milestones and commercial launch; risks related to future market adoption of Canoo’s offerings; risks related to Canoo’s go-to-market strategy and subscription business model; the effects of competition on Canoo’s future business; the amount of redemption requests made by HCAC’s public stockholders; the ability of HCAC or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future, and those factors discussed in HCAC’s final prospectus filed on March 4, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020 and the Registration Statement, and the definitive proxy statement/prospectus contained therein, in each case, under the heading “Risk Factors,” and other documents of HCAC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HCAC nor Canoo presently know or that HCAC and Canoo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HCAC’s and Canoo’s expectations, plans or forecasts of future events and views as of the date of this press release. HCAC and Canoo anticipate that subsequent events and developments will cause HCAC’s and Canoo’s assessments to change. However, while HCAC and Canoo may elect to update these forward-looking statements at some point in the future, HCAC and Canoo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HCAC’s and Canoo’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

For Canoo / Media Relations

Stacy Morris

press@canoo.com

Investor Relations

Mike Callahan / Tom Cook

CanooIR@icrinc.com

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